SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________

FORM 11-K
__________________________________________

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _____ TO _____
For the fiscal year ended December 31, 2016

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-08052
__________________________________________

LIBERTY NATIONAL LIFE INSURANCE COMPANY
401(K) PLAN
3700 South Stonebridge Drive
McKinney, Texas 75070
469-525-4253
(Full title of the Plan)
__________________________________________

TORCHMARK CORPORATION
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000

(Name of issuer of the securities held pursuant to the plan)
__________________________________________

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
For the years ended December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
Liberty National Life Insurance Company 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Liberty National Life Insurance Company 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule, the Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Lane Gorman Trubitt, LLC

Dallas, Texas
June 29, 2017

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
For the years ended December 31, 2016 and 2015

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Investments, at fair value:
Torchmark Corporation common stock	$1,974,703	$2,015,862
Pooled separate accounts	5,121,162	5,123,957
Short-term investments	98,621	79,120
	7,194,486	7,218,939
Investments, at contract value:
Unallocated annuity contract	2,090,990	2,546,103

Total investments	9,285,476	9,765,042

Notes receivable from participants	270,791	298,871
Accrued investment income	47	10
Total assets	9,556,314	10,063,923

Total liabilities	—	—

Net assets available for benefits	$9,556,314	$10,063,923

The accompanying notes are an integral part of these financial statements.

See Report of Independent Registered Public Accounting Firm.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
For the years ended December 31, 2016 and 2015

Statements of Changes in Net Assets Available for Benefits

	December 31,
	2016	2015
Investment income:
Cash dividends- Torchmark common stock	$17,039	$15,412
Dividends on pooled separate accounts and unallocated annuity contract	69,787	76,938
Interest income- notes receivable from participants	11,057	12,803
Interest income- short-term investments	317	43
	98,200	105,196

Net appreciation in fair value of investments	792,547	133,062

Contributions:
Participant contributions	461,584	520,940
Employer contributions	107,572	89,504
	569,156	610,444

Total additions	1,459,903	848,702

Benefits paid to participants	1,967,512	1,598,334
Net increase (decrease) in net assets	(507,609)	(749,632)

Net assets available for benefits:
Beginning of plan year	10,063,923	10,813,555
End of plan year	$9,556,314	$10,063,923

The accompanying notes are an integral part of these financial statements.

See Report of Independent Registered Public Accounting Firm.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2016 and 2015

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Liberty National Life Insurance Company 401(k) Plan (the “Plan”) was adopted on December 28, 1995 by the Board of Directors of Liberty National Life Insurance Company (“Liberty National”) and became effective as of January 1, 1995.

Valuation of Investments

The purchases and sales of securities are recorded on a trade-date basis.

The Plan offers a choice of various mutual funds via pooled separate accounts including (i) money market and bond funds which invest primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and municipalities that provide income that is generally not subject to state income tax, (ii) fixed-income mutual funds which invest in a diversified group of high-quality, fixed income investments, and (iii) equity funds which invest in common stocks and consist of several individual investment options for various levels of risk tolerance. Investments in pooled separate accounts are recorded at the fair value of the underlying investments.

The Plan offers an investment in an unallocated annuity contract of the Plan trustee. The trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals, and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by the trustee. Contract value is equal to contributions received plus interest credited, less payments, withdrawals or transfers. The interest rate credited on the unallocated annuity contract varies based on a formula determined by the Plan trustee, but will not be less than a guaranteed floor interest rate determined annually. The interest rate credited for 2016 and 2015 was 3.00%. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 20% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. The trustee may not terminate the contract at any amount less than contract value.

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the Plan’s interest in the unallocated annuity contract is based on information reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with United States Generally Accepted Accounting Principles (“US GAAP”) requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur

See Report of Independent Registered Public Accounting Firm.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2016 and 2015

in the near term and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

Revenue Recognition

Dividend and interest income is recorded as earned. Torchmark dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative Expenses

Administrative expenses of the Plan are paid by Liberty National and its affiliates. The Plan has no obligation to reimburse the administrative expenses paid on its behalf.

Federal Income Taxes

Liberty National received a determination letter dated October 12, 2011, from the Internal Revenue Service (“IRS”) stating that the Plan qualifies under Section 401(k) of the Internal Revenue Code (“IRC”) and, therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

NOTE B—DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Participant Contributions

To be eligible to participate, an employee must have been hired on or after January 1, 1995 and must complete a year of credited service with a sponsoring employer. Eligible employees through May 10, 2016 can contribute up to 30% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts. The Plan was amended effective May 11, 2016 to allow eligible employees to contribute up to 60% of their annual compensation, subject to certain limitations. Participant contributions are to be made on a pre-tax salary deferral basis under a traditional 401(k) plan. Effective May 11, 2016, the Plan was amended to also permit Roth contributions into the Plan.

No employee hired by an employer after December 31, 2011 (after October 31, 2012 for an employee who is classified, treated, or otherwise characterized by the employer as a general agent, trainer, agent, branch manager, regional manager, district manager, broker, solicitor, unit manager, assistant unit manager, or any other individual whose primary duty involves the direct sale of insurance, regardless of the mode of compensation) shall become a Participant in the Plan, and no former Participant who is rehired as an

See Report of Independent Registered Public Accounting Firm.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2016 and 2015

Employee by an Employer after December 31, 2011 (after October 31, 2012 for a former Participant who is classified, treated, or otherwise characterized by the Employer as a general agent, trainer, agent, branch manager, regional manager, district manager, broker, solicitor, unit manager, assistant unit manager, or any other individual whose primary duty involves the direct sale of insurance, regardless of the mode of compensation) shall re-enter the Plan.

Participating Employer Contributions

Participating employers contribute to the Plan out of their current or accumulated earnings for the year, an amount equal to 35% of a participant’s contributions (limited to 6% of a participant's compensation).

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s matching contribution, and allocations of Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Notes Receivable from Participants

Any actively employed participant may apply for a Plan loan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the participant during the one-year period ending on the day before the loan is made or 50% of the participant’s vested account balance. A participant may not take more than one loan per calendar year, and a participant may not have more than one outstanding loan at a time. Loans are secured by the participants’ account balances. Loan repayments of principal and interest are made by payroll deduction over a reasonable time period not to exceed 60 months. Currently, the loan interest rate is determined by the trustee using the prime interest rate published in the Wall Street Journal on the last business day of the month plus 1%.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2016 and 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the loan to be in default, the loan balance is reduced and a benefit payment is recorded. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Participating Employers

At the end of 2016 and 2015, the following company was a participating employer in the Plan:

•	Liberty National (McKinney, Texas)

See Report of Independent Registered Public Accounting Firm.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2016 and 2015

Vesting Provisions

Participants have a fully vested and non-forfeitable interest in their own account. For participants with one or more hours of credited service on or after January 1, 2002, the participant's employer account is vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-Forfeitable Percentage
Less than 2	—%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

For participants with no credited service on or after January 1, 2002, the participant’s employer account is vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-Forfeitable Percentage
Less than 2	—%
2 but less than 3	10%
3 but less than 4	20%
4 but less than 5	40%
5 but less than 6	60%
6 but less than 7	80%
7 or more	100%

Benefit Payment Provisions

Participants who terminate may withdraw all or part of their participant account and the vested portion of their employer account. All benefits under this Plan shall be paid as single sums. The participant can take payments in cash or shares. Withdrawals prior to termination of employment are allowed only under prescribed hardship conditions as defined in the Plan agreement or subsequent to age 59 ½ for any reason. Benefits are recorded when paid. Participants are charged a $25 fee for processing a hardship withdrawal or a withdrawal after age 59 ½. These fees are deducted from the proceeds paid to the participant and are reflected in the financial statements in “Benefits paid to participants.”

Termination of the Plan

Although it has expressed no intent to do so, Liberty National has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account. However, see Note F regarding subsequent Plan merger.

Forfeitures

If an employee incurs five consecutive “one year breaks in service” for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The Plan had unallocated forfeitures of $27,300 and $8,141 at December 31, 2016 and 2015, respectively. The Plan applied forfeitures to reduce employer matches of $12,856 and $48,500 for 2016 and 2015, respectively.

See Report of Independent Registered Public Accounting Firm.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2016 and 2015

NOTE C—FAIR VALUE MEASUREMENTS

US GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of the observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2016 and 2015.

•	Short term investments: Valued at the net asset value of shares held by the Plan at year end.

•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

•
Pooled separate accounts: Valued, as a practical expedient, at the net asset value of units held by the Plan at year end. The net asset value of these accounts is based on the market value of its underlying investments. The net asset value is not a publicly-quoted price in an active market.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

See Report of Independent Registered Public Accounting Firm.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2016 and 2015

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Common stocks	$1,974,703	$—	$—	$1,974,703
Short term investments	98,621	—	—	98,621
Total assets in the fair value hierarchy	$2,073,324	$—	$—	$2,073,324
Pooled separate accounts(a)	—	—	—	5,121,162
Total investments at fair value	$2,073,324	$—	$—	$7,194,486

(a) These investments are valued using net asset value as a practical expedient, and therefore have not been classified in the fair value hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Common stocks	$2,015,862	$—	$—	$2,015,862
Short term investments	79,120	—	—	79,120
Total assets in the fair value hierarchy	$2,094,982	$—	$—	$2,094,982
Pooled separate accounts(a)	—	—	—	5,123,957
Total investments at fair value	$2,094,982	$—	$—	$7,218,939

(a) These investments are valued using net asset value as a practical expedient, and therefore have not been classified in the fair value hierarchy.

NOTE D—RELATED PARTY TRANSACTIONS

The participants are allowed to purchase and to subsequently sell the common stock of Torchmark, which is the parent of the Plan sponsor. Such purchases and sales, which are considered party-in-interest transactions, were handled by Investors Bank & Trust, a party-in-interest to the Plan, during 2016 and 2015 based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock are deposited in an interest-bearing short-term fund. These funds were deposited in the Investors Bank & Trust Investcash Fund.

NOTE E—REPORTABLE TRANSACTIONS

During the years ended December 31, 2016 and 2015, there were no reportable transactions, loans in default or uncollectible, investment assets acquired and disposed of within the Plan, or non-exempt transactions with parties-in-interest which would require supplemental presentation under United States Department of Labor regulations.

See Report of Independent Registered Public Accounting Firm.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2016 and 2015

NOTE F—SUBSEQUENT EVENTS

Effective February 15, 2017, the Liberty National Life Insurance Company 401(k) Plan (“LNL 401(k)”) was merged into and with the Torchmark Corporation Savings and Investment Plan (“TCSI”). On the date of the merger, total plan assets transferred from the LNL 401(k) Plan into the TCSI Plan equaled $9,585,465 and consisted of Torchmark Corporation common stock, pooled separate accounts, short-term investments, an unallocated annuity contract, and notes receivable from participants. No reductions in the benefits accrued by or on behalf of each participant in the LNL 401(k) Plan occurred as a result of the merger into and with the TCSI Plan. The TCSI Plan was amended such that each employee who was a participant in the LNL 401(k) Plan as of the effective date of the merger shall be a participant in the TCSI Plan, and service under the LNL 401(k) Plan shall be counted as service under the TCSI Plan for purposes of determining vesting service. Additionally, all such benefits earned by any such participant pursuant to the terms and provisions of the LNL 401(k) Plan will hereinafter be paid in accordance with the terms of the TCSI Plan.

***********

See Report of Independent Registered Public Accounting Firm.

SUPPLEMENTAL INFORMATION

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
December 31, 2016

Schedule H, Part IV, Line 41
Schedule of Assets (Held at the End of the Year)
E.I.N. 63-0124600
Plan Number 004

December 31, 2016
Identity of Issue	Description of Investment			Cost	Current Value
*Torchmark Corporation	26,772	shares	$1 par value of common stock	**	$1,974,703

*Voya Financial , Inc.	Pooled Separate Accounts:
	23,049	units	American Funds EuroPacific Growth Fund	**	334,429
	9,088	units	American Funds The Income Fund of America	**	147,412
	13,817	units	BlackRock Health Sciences Opportunities Portfolio	**	303,388
	3,082	units	Columbia Mid Cap Index Fund	**	63,883
	12,848	units	DFA US Targeted Value Portfolio	**	154,616
	7,590	units	Fidelity VIP Contrafund Portfolio	**	523,360
	7,883	units	Lord Abbett Developing Growth Fund	**	156,133
	1,387	units	Oppenheimer Developing Markets Fund	**	12,252
	4,463	units	Oppenheimer International Growth Fund	**	43,792
	5,542	units	RidgeWorth Mid Cap Value Equity Fund	**	130,293
	12,714	units	T. Rowe Price Blue Chip Growth Fund	**	271,052
	5,987	units	T. Rowe Price Retirement 2015 Fund	**	128,850
	447	units	T. Rowe Price Retirement 2020 Fund	**	10,189
	17,413	units	T. Rowe Price Retirement 2025 Fund	**	416,068
	964	units	T. Rowe Price Retirement 2030 Fund	**	23,981
	19,668	units	T. Rowe Price Retirement 2035 Fund	**	500,989
	578	units	T. Rowe Price Retirement 2040 Fund	**	14,888
	21,215	units	T. Rowe Price Retirement 2045 Fund	**	546,833
	108	units	T. Rowe Price Retirement 2050 Fund	**	2,770
	37	units	T. Rowe Price Retirement 2055 Fund	**	960
	18	units	T. Rowe Price Retirement 2060 Fund	**	193
	852	units	T. Rowe Price Retirement Balanced Fund	**	15,124
	229	units	T. Rowe Price Science and Technology Fund	**	12,053
	1,541	units	Templeton Global Bond Fund	**	43,466
	28,958	units	Vanguard Small Cap Index Fund Admiral Shares	**	292,201
	179	units	Vanguard Total Bond Market Index Fund	**	2,661
	2,596	units	Voya GNMA Income Fund	**	27,013
	4,342	units	Voya High Yield Portfolio	**	93,509
	1,553	units	Voya Intermediate Bond Porfolio	**	43,122
	183	units	Voya International Index Portfolio	**	1,967
	6,184	units	Voya US Stock Index Portfolio	**	140,007
	14,718	units	VY T. Rowe Price Diversified Mid Cap Growth Portfolio	**	459,789
	7,681	units	VY T. Rowe Price Equity Income Portfolio	**	199,226
	427	units	VY Templeton Foreign Equity Portfolio	**	4,693
					5,121,162
*Investors Bank & Trust	98,621	shares	Investors Bank & Trust Investcash Fund	**	98,621
					7,194,486
*Voya Financial, Inc.	Unallocated Annuity Contract-Voya Fixed Account			**	2,090,990
					9,285,476

*Participant Loans	Notes receivable from Plan participants, various interest rates, maturing from 1 to 60 months			—	270,791
					$9,556,267
*Indicates a party-in-interest to the plan
**Cost is omitted when reporting investments that are participant directed.

Index of Exhibits

99.1
Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated February 27, 2017 into Form S-8 of the Liberty National Life Insurance Company 401(k) Plan (Registration No. 33-65507) (incorporated by reference from Exhibit 23 to Form 10-K for the year ended December 31, 2016).

99.2	Consent of Lane Gorman Trubitt, LLC to the incorporation by reference of their independent registered public accounting firm report of June 29, 2017, into Form S-8 Registration Statement No. 33-65507.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

LIBERTY NATIONAL LIFE
INSURANCE COMPANY
401(K) PLAN

By: /s/ Frank M. Svoboda
Frank M. Svoboda, Member
Administrative Committee

By: /s/ Cory W. Newman
Cory W. Newman, Member
Administrative Committee

By: /s/ Ben W. Lutek
Ben W. Lutek, Member
Administrative Committee

By: /s/ David K. Carlson
David K. Carlson, Member
Administrative Committee

Date: June 29, 2017